SECURITIES AND EXCHAGE COMMISSION
       Washington, D.C. 20549

       FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
       INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister

		[ ] 	Merger
		[x] 	Liquidation
		[ ] 	Abandonment of Registration
		[ ] 	Election of status as a Business Development
			Company

2.	Name of fund:  Centurion Counsel Funds, Inc.

3.	Securities and Exchange Commission File No.:  811-03257

4. Is this an initial Form N-8F or an amendment to a
		previously filed Form N-8F?

		[x]	Initial Application	[ ]	Amendment

5.	Address of Principal Business Office (No. & Street, City,
	State, Zip Code):

			365 South Rancho Santa Fe Road, Suite 300
			San Marcos, California 92078

6. Name, address, and telephone number of individual the
		Commission staff should contact with any questions regarding this form:

		Bruce J. Rushall, Esq.
		Rushall & McGeever, APLC
		1903 Wright Place, Suite 250
		Carlsbad, California 92008
		(760) 438-6855

7. Name, address and telephone number of individual or
		entity responsible for maintenance and preservation of fund Records accordance with rules 31a-1 and 31a-2 under the Act:

		Jack K. Heilbron, President
			365 South Rancho Santa Fe Road, Suite 300
			San Marcos, California 92078

8.	Classification of fund:

		[x] 	Management company;
		[ ]	Unit investment trust; or
		[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company:

		[x] 	Open-end		[ ]	Closed-end

10.	State law under which the fund was organized or formed:
		Minnesota

11. Provide the name and address of each investment adviser
		of the fund during the last five years, even if the Fund contracts with those advisers have been terminated:

			Centurion Counsel, Inc.
			365 South Rancho Santa Fe Road, Suite 300
			San Marcos, California 92078

12. Provide the name and address of each principal
		underwriter of the fund during the last five years, even if the fund contracts with those underwriters have been terminated:

			Centurion Institutional Services, Inc.
			365 South Rancho Santa Fe Road, Suite 300
			San Marcos, California 92078

13.	Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

		[ ]	Yes			[x]	No

15.	(a) Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

			[x]	Yes		[ ]	No

		If Yes, state the date on which the board vote took place:

		The directors unanimously approved the liquidation as of May 27, 2005.

			If No, explain:

	(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

			[ ] 	Yes		[x]	No

		If Yes, state the date on which the shareholder vote took place:


		If No, explain: Shareholder vote to terminate fund business is not required.

II. 	Distributions to Shareholders

16.	Has the fund distributed any assets to its share
	holders in connection with the Merger or Liquidation?

			[x]	Yes		[ ]	No

	(a) September 15, 2005

	(b) Were the distributions made on the basis of net assets?

			[x]	Yes		[ ]	No

	(c) Were the distributions made pro rata based on share ownership?

			[x]	Yes		[ ]	No

	(d) Not applicable

	(e) Were any distributions to shareholders made in kind?

			[ ]	Yes		[x]	No

17.	Has the fund issued senior securities?

			[ ]	Yes		[x]	No

18.	Has the fund distributed all of its assets to the funds
	shareholders?

			[x]	Yes		[ ]	No

19. Are there any shareholders who have not yet received
		distributions in complete liquidation of their interests?

			[ ]	Yes		[x]	No

III.	Assets and Liabilities

20. Does the fund have any assets as of the date this form
		is filed?

			[ ]	Yes		[x]	No

21. Does the fund have any outstanding debts or any other
		liabilities?

			[ ]	Yes		[x]	No

IV.		Information about Event(s) Leading to Request for
		Deregistration

22.		(a)	List the expenses incurred in connection
			 with the Liquidation:

			(i)	Legal Expenses:  	$3795 (See (b).)
		     (ii)	Accounting Expenses:  	$1000
(iii)	Other expenses (list and
		identify separately):
			Extra Directors mtg		$600
			Bank fees			$843
			NSCC fees			$762


(iv) Total expense (sum of
		 lines (i)-(iii):			$7000

		(b)	How were those expenses allocated? Expenses
			were allocated based on average net assets of each fund to the total average net assets.

		(c)	Who paid those expenses? All expenses were
			paid
			by the funds.

		(d)	How did the fund pay for unamortized expenses
			(if any)?
				Prepaid expenses of insurance
				premiums ($967)and taxes($193)that
				the fund had paid for prior
				liquidation were fully amortized.

22. Has the fund previously filed an application for an order
		of the Commission regarding the Liquidation?

			[ ]	Yes		[x]	No

V.		Conclusion of Fund Business

23. Is the fund a party to any litigation or administrative
		proceeding?

			[ ]	Yes		[x]	No

24. Is the fund now engaged, or intending to engage, in any
		business activities other than those necessary for winding up its affairs?

			[ ]	Yes		[x]	No

VI.		Mergers Only

26.	Not applicable


VERIFICATION

	The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Centurion Counsel Market Neutral, (ii) he is the President of Centurion Counsel Market Neutral, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

				Centurion Counsel Funds, Inc.



				 By:  /s/  Jack K. Heilbron
				 Jack K. Heilbron
				 President